1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Third Quarter EPS of NT$1.81
Hsin-Chu, Taiwan, R.O.C., October 28, 2010 — TSMC today announced consolidated revenue of NT$112.25 billion, net income of NT$46.94 billion, and diluted earnings per share of NT$1.81 (US$0.28 per ADR unit) for the third quarter ended September 30, 2010.
Year-over-year, third quarter revenue increased 24.8% while net income increased 53.6% and diluted EPS increased 54%. Compared to second quarter of 2010, third quarter results represent a 6.9% increase in revenue, an increase of 16.5% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 50%, operating margin was 38.4%, and net margin was 41.8%.
In the third quarter, demand for TSMC’s wafers continued to increase, and wafer shipments in all major semiconductor market segments, except computer, increased from their second quarter levels.
Advanced process technologies (0.13-micron and below) accounted for 72% of wafer revenues. 90-nanometer process technology accounted for 14% of wafer revenues, 65-nanometer 29%, and 40-nanometer exceeded 17% of total wafer sales.
“For the fourth quarter, we expect the demand from communication related applications to continue to grow while computer and consumer related applications will decline,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption, management expects overall performance for fourth quarter 2010 to be as follows”:
•	Revenue is expected to be between NT$107 billion and NT$109 billion;
•	Gross profit margin is expected to be between 48% and 50%;
•	Operating profit margin is expected to be between 35.5% and 37.5%.
#     #     #

TSMC’s 2010 third quarter consolidated results :
(Unit: NT$million, except for EPS)

	3Q10	3Q09	YoY	2Q10		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	112,247	89,936	24.8	104,962		6.9
Gross profit	56,125	42,858	31.0	51,926		8.1
Income from operations	43,066	31,984	34.6	40,468		6.4

Income before tax	49,675	32,957	50.7	42,410		17.1
Net income	46,940	30,551	53.6	40,282		16.5

EPS (NT$)	1.81 **	1.18 ***	54.0	1.55	****	16.5

*	2010 third quarter figures have not been approved by Board of Directors
**	Based on 25,919 million weighted average outstanding shares
***	Based on 25,983 million weighted average outstanding shares
****	Based on 25,917 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication	PR Department	PR Department
	Division	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7126216	Ext. 7125786
	Mobile: 886-988-937999	Mobile: 886-926-026632	Mobile: 886-988-930039
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 28, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer